UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 19, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 13 2012

Date, Time and Place: Held on December 13, 2012, at 2:00PM, at the L’Hotel Porto Bay, 266, Alameda Campinas, Jardim Paulistano, São Paulo, state of São Paulo.

Call notice: The members of the Board of Directors were duly called by notice as per the Company By Laws.

Attendance: The majority of the members of the Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Julio Cesar Maciel Ramundo) and Raul Calfat.

Presiding:                                     José Luciano Duarte Penido – Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal – Secretary

Agenda: (i) Approve the sale of real estate property held by the Company in accordance with article 17 of the Company By Laws.

Resolutions: After discussion and analysis of the matters included in the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)                                     Approve the sale of real estate property held by the Company, in a total amount of R$9,240,000.00 (nine million, two hundred forty thousand Reais) as detailed below:

Record	Municipality	Total Area (ha)	Value(R$)	Buyer
37458	Governador Valadares/MG	447	R$1.900.000,00	Genilson da Silva Dias
37459	Frei Inocêncio/MG	370
37013	Governador Valadares/MG	633	R$1.900.000,00	João Ferreira da Rocha
37014		66
23691	Governador Valadares/MG	496	R$1.350.000,00	Carlos Augusto Formiga
19740
37473	Galiléia/MG
37396
37068
37474	Governador Valadares/MG
2161	Galiléia/MG
3171	Galiléia/MG	184	R$750.000,00	Valmir Farias da Silva
13056	Conselheiro Pena/MG	971	R$2.100.000,00	Luizmar José Pretti Junior
21037	Bagé/RS	145	R$1.040.000,00	Roso Participações
26291
31029
11.902	Esteio/RS	Urbano	R$200.000,00	Dante Bettanin

The Board of Executive Officers of the Company is duly authorized to execute any and all documents necessary in order to carry out the above resolutions and the sale referred to, in accordance with the Company By Laws.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Julio Cesar Maciel Ramundo) and Raul Calfat, and Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, December 13, 2012

I certify that this is a faithful copy of the Minutes of Extraordinary Board of Directors Meeting held on December 13, 2012, executed in the Company’s books.

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO